

Mail Stop 4720

January 19, 2017

Jonathan C. Clark
Chief Financial Officer
Encore Capital Group, Inc.
3111 Camino Del Rio North, Suite 103
San Diego, California 92108

      **Re: Encore Capital Group, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Response dated August 30, 2016
             File No. 000-26489**

Dear Mr. Clark:

We have reviewed your August 30, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Disclosure, page 42

1. We note your response to comment 2 and your enhanced disclosure on page 54 of your September 30, 2016 Form 10-Q describing the adjustment "amount applied to principal on receivables portfolios" in arriving at your non-GAAP <u>performance</u> measure, Adjusted EBITDA. Please tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations on non-GAAP measures updated on May 17, 2016 in determining that the adjustment "amount applied to principal on receivables," which increases earnings for the principal portion of cash received related to the receivables portfolio, does not represent an individually tailored revenue recognition method. Alternatively, please remove

this adjustment in your calculation of Adjusted EBITDA used as a performance measure in future filings.

2. Please explain the differences, if any, in the calculation of Adjusted EBITDA with respect to your debt covenants. Please note the guidance in Question 102.09 of the Compliance & Disclosure Interpretations on non-GAAP measures updated on May 17, 2016 relates to the use of a non-GAAP measure used in a material debt covenant for liquidity purposes and disclosure or a discussion of your financial condition only.

You may contact Benjamin Phippen, Staff Accountant at (202) 551-3697 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services